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Exhibit 99.2

CHINA NATURAL RESOURCES, INC.
Form of Notification in respect of
Distribution of Ordinary Shares of Feishang Anthracite Resources Limited
("Feishang Anthracite")

        If you are a holder of record of common shares ("Record CHNR Shareholder") of China Natural Resources, Inc. ("CHNR") on the record date, January 13, 2014 ("Record Date"), and wish to issue a certificate for ordinary shares of Feishang Anthracite in the name of a Hong Kong stockbroker as set forth in option 1 or 2 outlined in the information statement relating to the distribution of ordinary shares of Feishang Anthracite, please complete this notification form and ensure that the form is faxed and/or delivered with your instructions to OTC Stock Transfer Inc, the share registrar of CHNR, by 5:00 p.m. (U.S. Mountain Standard Time) on January 13, 2014.

        Name of Record CHNR Shareholder:

        Address of Record CHNR Shareholder:

        Name of the stockbroker in Hong Kong (registered name on the share certificate):

        Address of the stockbroker in Hong Kong:

        Contact person of the stockbroker:

        Contact details of OTC Stock Transfer Inc:

    Ms. Stephanie Campbell
    OTC Stock Transfer Inc
    6364 South Highland Drive,
    Suite 201,
    Salt Lake City, UT 84121
    Fax number: (801) 208-1984

        Record CHNR Shareholders who do not complete or deliver this notification form to OTC Stock Transfer Inc, by 5:00 p.m. (MST) on January 13, 2014 will be mailed a certificate for ordinary shares of Feishang Anthracite in such CHNR Record Shareholder's own name at such Shareholder's address as it appears on the register of members of CHNR as of the Record Date.

        Please note that the certificate for ordinary shares of Feishang Anthracite will be sent out by post from Tricor Investor Services Limited on the business day before the listing of Feishang Anthracite on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). You may not receive the certificate by the first day of trading of Feishang Anthracite's ordinary shares on the Hong Kong Stock Exchange. In order for ordinary shares of Feishang Anthracite to be available for trading on the Hong Kong Stock Exchange, they must be issued in the name of a Hong Kong stockbroker.

        Holders of common shares of CHNR ("CHNR Shares") who are holding shares through a bank, broker, dealer, financial institution or other custodian or nominee ("Beneficial CHNR Shareholders") are not registered holders of CHNR Shares and therefore do not appear on the register of members of CHNR. Beneficial CHNR Shareholders should therefore contact their respective intermediaries (i) to coordinate the delivery of ordinary shares of Feishang Anthracite in the distribution or (ii) if they wish to become Record CHNR Shareholders to facilitate the receipt of ordinary shares of Feishang Anthracite in the distribution under their own names or for credit to their designated stockbroker's stock account.

SIGNATURE OR COMMON SEAL:

Date:

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  Exhibit 99.2
CHINA NATURAL RESOURCES, INC. Form of Notification in respect of Distribution of Ordinary Shares of Feishang Anthracite Resources Limited ("Feishang Anthracite")